September 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:      Jordan Nimitz

Celeste Murphy

Franklin Wyman

Lynn Dicker

Re:   Third Harmonic Bio, Inc.

Registration Statement on Form S-1 (File No. 333-267022)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that on the date hereof, approximately 1,650 copies of the Preliminary Prospectus, dated September 8, 2022, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, September 14, 2022 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
JEFFERIES LLC
COWEN AND COMPANY, LLC

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

[Signature Page to Acceleration Request Letter]